UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

As previously disclosed, Lion Group Holding Ltd., a Cayman Islands exempt company (the “Company”), entered into that certain Securities Purchase Agreement, dated as of February 15, 2021 (the “February SPA”), and that certain Securities Purchase Agreement, dated as of December 13, 2021 (the “December SPA,” and, collectively with the February SPA, the “Agreements”) with an accredited investor (the “Investor”). Pursuant to the Agreements, the Company issued certain Series D American Deposit Shares (“ADSs”) Purchase Warrants (the “Series D Warrants”), certain Series E ADSs Purchase Warrants (the “Series E Warrants”), certain Series F ADSs Purchase Warrants (the “Series F Warrants,” and, collectively with the Series D and Series E Warrants, the “February Warrants”) and certain Series G ADSs Purchase Warrants (the “Series G Warrants,” and, collectively with the February Warrants, the “Warrants”).

On September 26, 2023, the Company entered into a waiver agreement (the “Waiver Agreement”) with the Investor. Pursuant to the Waiver Agreement, the parties agreed to, among other things, waive the Event Market Price (as defined in the Warrants) adjustments requirements set forth under Section 3(a)(ii) of the Warrants, effective as of the issuance dates of the Warrants. The parties further agreed that the Company would use its reasonable best efforts to obtain shareholder approval to increase the number of authorized shares. If, despite the Company’s reasonable best efforts, shareholder approval is not obtained, the Company shall convene an additional shareholder meeting semi-annually until such approval is obtained. The Warrants shall not be exercisable by the Investor until the earlier of (x) the approval to increase authorized shares is obtained and (y) October 6, 2023.

The foregoing description of the Waiver Agreement is qualified in its entirety by reference to the full text of the form thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Waiver Agreement dated September 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2023

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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